# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quanterix Corp, CIK 0001503274
CUSIP: 74766Q101
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 1900 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001555119

## Reporting persons
- Telegraph Hill Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,504,648; sole dispositive power 0; shared dispositive power 2,504,648; aggregate amount beneficially owned 2,504,648 (5.4% of the class)
  Comment: Row 6, 8, 9 and 11: Includes (i) 2,258,408 shares of common stock held by Telegraph Hill Partners III, L.P. and (ii) 246,240 shares of common stock held by THP III Affiliates Fund, LLC.
  Row 11: Consists of 46,710,797 shares of Common Stock of the Issuer outstanding on November 4, 2025, based on information publicly disclosed by the Issuer.
- THP III Affiliates Fund, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,504,648; sole dispositive power 0; shared dispositive power 2,504,648; aggregate amount beneficially owned 2,504,648 (5.4% of the class)
  Comment: Row 6, 8, 9 and 11: Includes (i) 2,258,408 shares of common stock held by Telegraph Hill Partners III, L.P. and (ii) 246,240 shares of common stock held by THP III Affiliates Fund, LLC.
  Row 11: Consists of 46,710,797 shares of Common Stock of the Issuer outstanding on November 4, 2025, based on information publicly disclosed by the Issuer.
- Telegraph Hill Partners III Investment Management, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,504,648; sole dispositive power 0; shared dispositive power 2,504,648; aggregate amount beneficially owned 2,504,648 (5.4% of the class)
  Comment: Row 6, 8, 9 and 11: Includes (i) 2,258,408 shares of common stock held by Telegraph Hill Partners III, L.P. and (ii) 246,240 shares of common stock held by THP III Affiliates Fund, LLC.
  Row 11: Consists of 46,710,797 shares of Common Stock of the Issuer outstanding on November 4, 2025, based on information publicly disclosed by the Issuer.
- Telegraph Hill Partners Management Company, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,504,648; sole dispositive power 0; shared dispositive power 2,504,648; aggregate amount beneficially owned 2,504,648 (5.4% of the class)
  Comment: Row 6, 8, 9 and 11: Includes (i) 2,258,408 shares of common stock held by Telegraph Hill Partners III, L.P. and (ii) 246,240 shares of common stock held by THP III Affiliates Fund, LLC.
  Row 11: Consists of 46,710,797 shares of Common Stock of the Issuer outstanding on November 4, 2025, based on information publicly disclosed by the Issuer.

## Item 1. Issuer
Name of issuer: Quanterix Corp
Address of issuer's principal executive offices: 1900 Middlesex Turnpike Billerica, MA, 01821

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
(i) Telegraph Hill Partners III, L.P.
(ii) THP III Affiliates Fund, LLC
(iii) Telegraph Hill Partners III Investment Management, LLC
(iv) Telegraph Hill Partners Management Company, LLC
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is 300 Montgomery Street, Suite 1130, San Francisco, California 94104.
Citizenship:
(i) Telegraph Hill Partners III, L.P. is a Delaware limited partnership.
(ii) THP III Affiliates Fund, LLC is a Delaware limited liability company.
(iii) Telegraph Hill Partners III Investment Management, LLC is a Delaware limited liability company.
(iv) Telegraph Hill Partners Management Company, LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Telegraph Hill Partners III, L.P.

2,258,408 shares of common stock are held of record by Telegraph Hill Partners III, L.P. ("THP III"). Telegraph Hill Partners III Investment Management, LLC ("THP IM") is the general partner of THP III. Telegraph Hill Partners Management Company, LLC ("THPMC") is the manager of THP IM.

THP III Affiliates Fund, LLC

246,240 shares of common stock are held of record by THP III Affiliates Fund, LLC ("THP III AFF"). THP IM is the manager of THP III AFF. THPMC is the manager of THP IM.
Percent of class: The information required by Item 4(b) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Telegraph Hill Partners III, L.P.: /s/ Rob Hart, Rob Hart/Partner, Telegraph Hill Partners III Investment Management, LLC, Its: General Partner, Telegraph Hill Partners Mgmt Company LLC, Its: Manager (11/17/2025)
- THP III Affiliates Fund, LLC: /s/ Rob Hart, Rob Hart/Partner, Telegraph Hill Partners III Investment Management, LLC, Its: Manager, Telegraph Hill Partners Management Company LLC, Its: Manager (11/17/2025)
- Telegraph Hill Partners III Investment Management, LLC: /s/ Rob Hart, Rob Hart/Partner, Telegraph Hill Partners Management Company LLC, Its: Manager (11/17/2025)
- Telegraph Hill Partners Management Company, LLC: /s/ Rob Hart, Rob Hart/Partner (11/17/2025)